EXHIBIT 12(a)

FPL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2002 (millions)
Earnings, as defined:	
Income before cumulative effect of a change in accounting principle	$ 416
Income taxes	142
Fixed charges, included in the determination of net income, as below	166
Amortization of capitalized interest	1
Distributed income of independent power investments	46
Less: Equity in earnings of independent power investments	32
Total earnings, as defined	$ 739
Fixed charges, as defined:	
Interest charges	$ 160
Rental interest factor	5
Fixed charges included in nuclear fuel cost	1
Fixed charges, included in the determination of net income	166
Capitalized interest	39
Total fixed charges, as defined	$ 205
Ratio of earnings to fixed charges	3.60